

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 27, 2007

Mr. Robert G. Dining
Chief Financial Officer
Industrial Minerals, Inc.
2904 South Sheridan Way, Suite 100
Oakville, Ontario L6J 7L7

> **Re: Industrial Minerals, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 02, 2007**
> **Form 10-QSB for the Quarter Ended September 30, 2007**
> **Filed November 14, 2007**
> **File No. 0-30651**

Dear Mr. Dining:

We have reviewed your Form 10-KSB for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Controls and Procedures, page 13

1.   You state there were no "significant changes" in your internal control over financial reporting. Please note that Item 308(c) of Regulation S-B requires you disclose <u>any</u> change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting." See also Regulation S-B, paragraph 4(d) of Exhibit 31. Please review your disclosure and revise as appropriate. This comment also applies to your disclosure of "material changes" in your Form 10-QSB's.

Report of Independent Registered Public Accounting Firm, page F-1

2.   We note you identify yourself as an exploration stage company, and provide the inception to date financial information required by SFAS 7. We further note the report from your independent auditors does not include a reference to the inception to date financial statement periods. Please revise your filing to include an audit report(s) that covers your inception to date financial statement periods. This comment is applicable for the reports from your independent public accounting firm's for the years ended December 31, 2006 and December 31, 2005.

Consolidated Statements of Operations, Page F-4

3.   We note from your disclosure on page 8, that your reported revenues are the result of ongoing testing on small samples of graphite. Given that you are in the exploration stage and have not begun to earn revenue from production, please change this line item to refer to this as Income earned during the exploration stage.

Consolidated Statements of Stockholders' Equity, page F-5

4.   We note you report individual line items to show the effect of stock splits in 2002 and 2003. Please revise to present these stock splits retroactively. Refer to SAB Topic 4:C.

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

5.   In a March 4, 2005 Staff Alert entitled <u>Annual Report Reminders</u>, the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-B. We note the certifications in your Form 10-KSB and 10-QSB exclude part 4(c) regarding the evaluation of the effectiveness of your disclosure controls and procedures, and your conclusions regarding the effectiveness of such disclosure controls and procedures. Please revise your certifications to be in the exact form set forth in Item 601 of Regulation S-B.

<u>Form 10-QSB for the Quarter Ended September 30, 2007</u>

<u>Notes to Consolidated Financial Statements, page 5</u>

<u>Note 6 – Common Stock Options and Warrants, page 7</u>

6.   You explain that you adopted SFAS 123 effective April 1, 2007. Please note that SFAS 123(R) became effective for the first annual reporting period beginning after December 15, 2005. Please revise your financial statements and disclosures, if necessary, to comply with the guidance in SFAS 123(R).

<u>Engineering Comments</u>

<u>General</u>

7.   We note that you refer to or use the terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

> "Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider

closely the disclosure in our Form 10 - KSB, File No. 000-30651. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml."

Description of Properties, page 5

8.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
www.sec.gov/about/forms/industryguides.pdf

9.   Please insert a small-scale map showing the location and access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

10.   For your information, before you can designate any reserves that you can disclose in SEC filings, you must demonstrate that you can penetrate the market, establish a commercially viable operation, and sell a sufficient quantity that you can make a profit after all expenses including return of capital. This generally requires industrial mineral companies to develop a final feasibility study that includes estimated quantities of material based on drilling, sampling and geologic understanding, current costs and market prices, a cash flow analysis, and a sales contract, binding letter of intent or other proof that you have a successfully marketed your material. Generally, reserves should be based on the following:

- A "final" or "bankable" feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.

- A historic three year average price is to be used in any reserve or cash flow analysis to designate reserves.

- To meet the "legal" part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 if you have comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 regarding engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief